# Boozy cupcake shop 'Tipsy Cupcakes' opens in Carytown

POSTED 11:06 PM, JULY 2, 2019, BY WEB STAFF, *UPDATED AT 08:41AM, JULY 3, 2019*



RICHMOND, Va. — An out-of-the-ordinary cupcake shop has found a new home in Carytown.

This unique, family-run bakery said their cupcakes not only taste good, but have you feeling good too.

Tipsy Cupcakes, a cupcake shop specializing in alcohol-infused cupcakes, opened its new storefront at 3423 W Cary Street in Richmond.



Sisters Mesha and Shay Cousins, who own and operate the shop, said they were excited to see so many people at their door.

"Today was very hectic, it was a lot, it was all worth it. Once we opened the doors, we had a line waiting outside and to see everybody so excited and happy and trying the cupcakes," Mesha said. "That's kind of why we do it, to make people feel happy and feel good."

Flavors like "Pineapple Paradise, Twisted Strawberry Shortcake and Chocolate Hennessy Dream," sold out within hours.

Customer Tanesha Dixon said she was excited to celebrate her birthday eating her booze-infused cupcakes.

"They are really moist and I am a chef, so I really appreciate the moistness and I can not wait to eat them," she said.

The Cousins sisters quit their bank jobs and went into baking three years ago, eager to be their own boss.

"We decided we were going to lock ourselves in a car until we came up with an idea that was going to make us entrepreneurs," they said. "About three hours later, Tipsy Cupcakes was born."

Tipsy Cupcakes RVA also provides kids party packages with non-alcoholic cupcakes, as well as paint and sip nights with an in-house bar opening soon.

Find more on their social media @TipsyCupcakesRVA

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